

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Henry Ji
Chairman of the Board, CEO and President
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

Re: Sorrento Therapeutics, Inc.
Form 10-K for the year ended December 31, 2021
Filed March 11, 2022
Form 10-Q for the period ended March 31, 2022
Filed May 5, 2022
Form 10-Q for the period ended June 30, 2022
Filed August 15, 2022
File No. 001-36150

Dear Dr. Ji:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences